

Press Release

<u>Southern Star Central Corp.</u>

Date: March 23, 2006

Contact: Rob Carlton   Gayle Hobbs
              Southern Star (media relations)   Southern Star (media relations)
              (270) 852-4500   (270) 852-4503
              robert.w.carlton@sscgp.com   gayle.b.hobbs@sscgp.com

FOR IMMEDIATE RELEASE

Southern Star Announces Launches of Tender Offers and Consent Solicitations by Southern Star and its Subsidiary

Owensboro, KY - Southern Star Central Corp. ("Southern Star") announced today that it has commenced a cash tender offer for any and all of its outstanding $180 million in aggregate principal amount of 8 1/2% Senior Secured Notes due 2010 (the "Senior Secured Notes") and a related solicitation of consents to certain amendments to the indenture governing the Senior Secured Notes. Southern Star also announced today that its wholly owned subsidiary Southern Star Central Gas Pipeline, Inc. ("Central") has commenced a tender offer for any and all of its outstanding $175 million in aggregate principal amount of 7 3/8% Senior Notes due 2006 (the "Senior Notes" and together with the Senior Secured Notes, collectively, the "Notes") and a related solicitation of consents to certain amendments to the indenture governing the Senior Notes.

Under the terms of the Senior Secured Notes tender offer, Southern Star is offering to purchase the outstanding Senior Secured Notes for a total consideration, per each $1,000 principal amount of Senior Secured Notes validly tendered and accepted for payment, equal to the sum of the present value on the initial date of purchase of $1,042.50 (such amount equal to the amount payable on the Senior Secured Notes on August 1, 2007 (the "First Call Date")), plus the present value of the interest that would be payable on, or accrue from, the last interest payment date until the First Call Date (such present value determined on the basis of the bid-side yield on the 3 7/8% U.S. Treasury Note due July 31, 2007 plus 50 basis points), minus accrued and unpaid interest from the last interest payment date to, but not including, the initial date of purchase.

Under the terms of the Senior Notes tender offer, Central is offering to purchase the outstanding Senior Notes for a total consideration, per each $1,000 principal amount of

Senior Notes validly tendered and accepted for payment, equal to the sum of the present value on the initial date of purchase of $1,000 (such amount equal to the amount payable at maturity on November 15, 2006 (the "Maturity Date")), plus the present value of the interest that would be payable on, or accrue from, the last interest payment date until the Maturity Date (such present value determined on the basis of the bid-side yield on the 3.50% U.S. Treasury Note due November 15, 2006 plus 15 basis points), minus accrued and unpaid interest from the last interest payment date to, but not including, the initial date of purchase.

For each tender offer, holders who validly tender (and do not validly withdraw) their Notes on or prior to 5:00 p.m., Eastern Standard Time, on April 5, 2006 (the "Consent Date"), will be eligible to receive the applicable total consideration. Holders who validly tender (and do not validly withdraw) their Notes after the Consent Date and on or prior to 11:59 p.m., Eastern Standard Time, on April 20, 2006 (the "Expiration Date"), will be eligible to receive the applicable tender consideration which equals the applicable total consideration minus the consent payment of $30.00 per $1,000 principal amount of the Notes. Each of Southern Star and Central expect to determine the price of the respective tenders on the business day following the Consent Date.

For each tender offer, payments of the applicable total consideration for the Notes validly tendered and not withdrawn on or prior to the Consent Date and accepted for payment are expected to be made promptly after the satisfaction of the conditions of the respective tender offers. Payments of the applicable tender consideration for the Notes validly tendered after the Consent Date and on or prior to the Expiration Date and accepted for payment are expected to be made promptly after the Expiration Date. In addition to the applicable total consideration or the applicable tender consideration, holders who validly tender their Notes and do not validly withdraw their Notes in the respective tender offer will also be eligible to receive accrued and unpaid interest from the last interest payment date to, but not including, the initial purchase date or the final purchase date, as applicable.

In connection with the respective tender offers, Southern Star and Central are soliciting the consents of the holders of the Notes to certain proposed amendments to the applicable indentures governing the Notes. The primary purpose of the solicitation and the proposed amendments is to eliminate from the applicable indentures substantially all of the covenants and certain events of default contained therein.

Each of the tender offers are separately conditioned upon the receipt of net proceeds of a new debt financing by Southern Star or Central, as applicable, which proceeds, together with cash on hand, are sufficient to finance the respective tender offer, but each tender offer is not conditioned on the successful completion of the other tender offer. In addition the tender offer for the Senior Secured Notes is also conditioned on the tender of at least 90% of the aggregate principal amount of the Senior Secured Notes and the tender offer for the Senior Notes is conditioned on the tender of at least a majority of the aggregate principal amount of the Senior Notes. Each tender offer is also subject to customary closing conditions. If any of the conditions are not satisfied, Southern Star or Central, as applicable, is not obligated to accept for payment, purchase or pay for, or may delay the acceptance for payment of, any tendered Notes, and may terminate the respective tender offer. Full details of the terms and conditions of the each tender offer are included in the respective Offer to Purchase and Consent Solicitation Statement for the Senior Secured Notes and the Senior Notes, each dated March 23, 2006 (each an "Offer to Purchase").

Holders who validly tender their Notes and deliver consents may revoke such consents and withdraw such Notes at any time on or prior to the earlier of (i) 5:00 p.m., Eastern Standard Time, on the Consent Date and (ii) the time and date Southern Star or Central, as applicable, announces in a press release the receipt of the requisite consents for such tender offer, upon compliance with the procedures in the respective Offer to Purchase for such Notes. Notes tendered pursuant to the tender offers and consents delivered pursuant to the solicitation may not be validly withdrawn after such time, except upon limited circumstances as are set forth in the applicable Offer to Purchase for such Notes.

Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC are acting as Dealer Managers and Solicitation Agents for the tender offers and the consent solicitations. The Information Agent and the Tender Agent for the tender offers is D. F. King & Co., Inc. Questions regarding the tender offers and consent solicitations may be directed to Lehman Brothers Inc., telephone number 800-438-3242 (toll free) and 212-528-7581 (call collect) or to Credit Suisse at 212-538-0652 or toll free at 800-820-1653. Requests for copies of the either Offer to Purchase and related documents thereto may be directed to D. F. King & Co., Inc., telephone number 800-758-5378 (toll free) and 212-269-5550 (banks and brokerage firms).

This announcement is not an offer to purchase, a solicitation of an offer to sell, or a solicitation of consents with respect to the Notes nor is this announcement an offer to sell or solicitation of an offer to purchase new securities. The tender offers and consent solicitations are made solely by means of the Offers to Purchase.

Southern Star Central Corp., headquartered in Owensboro, Kentucky, owns Southern Star Central Gas Pipeline, Inc. an interstate natural gas transmission system spanning approximately 6,000 miles in the Midwest and Mid-continent regions of the United States. Southern Star's pipeline facilities are located throughout Kansas, Oklahoma, Nebraska, Missouri, Wyoming, Colorado and Texas. It serves major markets such as the Kansas City metropolitan area, Wichita, Kansas and the Joplin/Springfield, Missouri areas. For news releases, or for more information about Southern Star, visit the company website at www.southernstarcentralcorp.com.

CONTACT:
Rob Carlton (270) 852-4500
Gayle Hobbs (270) 852-4503

Safe Harbor Statement
The information in this release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to anticipated financial performance, management's plans and objectives for future operations, business prospects, outcome of regulatory proceedings, market conditions and other matters.

Words such as "anticipate," "believe," "estimate," "expect," "intend," "plan" and "objective" and other similar expressions identify some of the statements that are forward-looking. These statements are based on management's beliefs and assumptions and on information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with such statements, factors that could cause actual results to differ materially from those contemplated in any forward-looking statement include, among others, the following: future utilization of pipeline capacity, which can depend on energy prices and the prices for natural gas available on Southern Star's system, competition from other pipelines and alternative fuels, the general level of natural gas demand, decisions by customers not to renew expiring natural gas transportation contracts, adequate supplies of natural gas, the construction or abandonment of gas customer facilities, weather conditions and other factors beyond Southern Star's control; operational risks and limitations of Southern Star's pipeline system and of interconnected pipeline systems; changes in federal, state or local laws and regulations to which Southern Star is subject, including allowed rates of return and related regulatory matters, and tax, environmental and employment laws and regulations; the ability of Southern Star's customers to pay for its services; the ability to obtain governmental and regulatory approval of various expansion projects; the cost and effects of legal and administrative proceedings; the effect of accounting interpretations and changes in accounting policies; and changes in general economic, market or business conditions.

Other factors and assumptions not identified above may also have been involved in deriving these forward-looking statements, and the failure of those other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Southern Star assumes no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements.

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